

August 13, 2013

<u>Via Email</u>
Ken Martin
Chief Executive Officer
Hitor Group, Inc.
6513 132nd Ave NE #376
Kirkland, Washington 98033

      Re: Hitor Group, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2012
              Filed April 16, 2013
              File No. 000-54581

Dear Mr. Martin:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 8. Financial Statements

Independent Auditor's Report on Financial Statements, page F-1

1.   We note that in the first paragraph the opinion refers to the financial statements of Hitor
        Group, Inc. as of and for the year ended February 28, 2013, which are not included in the
        filing. We further note that the fourth paragraph only opines on the financial statements
        for fiscal year 2012. We note that the financial statements in the filing are as of and for
        the years ended December 31, 2012 and December 31, 2011 and for the period from
        inception through December 31, 2012. Please amend to include a report from your
        independent registered public accountant that opines on the financial statements
        presented in accordance with Item 2-02 of Regulation S-X.

2.   Further, we note that the current opinion refers to the statements of income and
        stockholders' equity. The amended opinion should properly refer to the included
        statements of operations and statements of stockholders' deficit.

3.   We also note that the opinion refers to an audit in accordance with auditing standards
        generally accepted in the United States of America. In your amendment your
        independent registered public accountant should state whether the audits were in
        accordance with the standards of the Public Company Accounting Oversight Board
        (United States) consistent with PCAOB Auditing Standard No. 1.

4.   We also note inconsistencies in the language of the second, third and fourth paragraphs
        with AU Section 508. Refer to AU Sections 508.08(f), 508.08(g), and 508.08(h). Please
        also request your auditor to amend the report to comply with AU Section 508.

Statements of Operations, page F-4, and Statements of Cash Flows, page F-6

5.   We note that the statements of operations and statements of cash flows are marked as
        unaudited. Please amend to include audited statements of operations and cash flows for
        the required periods consistent with Item 8-02 of Regulation S-X and FASB ASC 915-
        225-45 and 915-230-45.

Note 5. Investment in Hitor Poland LLC

6.   We note that you invested $23,100 in Hitor Poland LLC for 49% of the company. Please
        tell us your accounting policy for this investment. Also in this regard, please explain to
        us where on the financial statements you recorded any income or loss from this
        investment. In future filings provide all of the disclosures required by FASB ASC 323-
        10-5.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andri Boerman, Staff Accountant, at (202) 551-3645, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 202-3671.

Sincerely,

Kate Tillan for

Martin F. James
Senior Assistant Chief Accountant